FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: October 26, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

October 26, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

Wheaton to Release Third Quarter Earnings on November 9th

Wheaton River Minerals Ltd. (Vancouver, British Columbia) will release Third Quarter Results on Tuesday, November 9, 2004 after the close of business.

A conference call will be held Wednesday, November 10th at 11:00 am (ET) to discuss these results. You may join the call by dialing toll free 1-888-789-0150, or 416-695-6140 for calls from outside of Canada and the US.

The conference call will be recorded and you can listen to a playback of the call after the event by dialling 1-888-509-0081 or 416-695-5275. A live and audio webcast will be available on the website at www.wheatonriver.com.

Wheaton is a leading gold producer and expects 2006 production from all of its mines to increase to approximately 900,000 gold equivalent ounces at a total cash cost of less than US$100 per ounce. Current production exceeds 500,000 gold equivalent ounces at a total cash cost of less than US$50 per ounce.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email ir@wheatonriver.com.